November 24, 2009

Via Edgar

Terence O'Brien
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	NIKE, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
Definitive Proxy Statement on Schedule 14A filed July 27, 2009
File No. 1-10635

Dear Mr. O'Brien:

We are responding to the comments contained in the Staff’s letter dated October 23, 2009 to our Form 10-K for the year ended May 31, 2009 and the Definitive Proxy Statement on Schedule 14A filed July 27, 2009 (the “comment letter”).  Each of the numbered responses below corresponds to the Staff’s numbered comments included in the comment letter.

Form 10-K for the year ended May 31, 2009

Business, page 1

Product and Research Development, page 4

1.
In future filings, if material, please disclose (i) the estimated amount spent during each of the last three fiscal years on company-sponsored research and (ii) the development and the estimated dollar amount spent during each of such years on customer-sponsored research activities.  See Item 101(c)(1)(xi) of Regulation S-K.

In future filings, if material, we will disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development, and the estimated dollar amount spent on customer-sponsored research activities.

International Operations and Trade, page 5

Footwear Imports into the European Union, page 5

2.	In future filings, please describe the potential impact, financial or otherwise, to your company if your challenge to the request for extension of the restrictions is not successful.

In future filings, we will describe, where known, any material impact, financial or otherwise, to us if our challenge for extension of the restrictions is not successful.

Footwear Imports into Brazil and Argentina, page 5

3.
In future filings, please expand your discussion to clearly disclose the cases in both Brazil and Argentina to discuss the specific investigation (if any) of your company. Please further describe the potential impact, financial or otherwise, to your company if you are unsuccessful in both cases.

In future filings, we will consider disclosing the cases in both Brazil and Argentina to discuss the specific investigation, if any, of us to the extent we believe such disclosure will aid the reader’s understanding of this issue.  We will also describe, where known, any material impact, financial or otherwise, to us if we are unsuccessful in either or both cases.

Definitive Proxy Statement on Schedule 14A

Stock Holdings on Certain Owners and Management, page 12

4.
In future filings, please provide the full mailing, residence or business address of each beneficial owner of more than five percent of any class of your voting securities.  See Item 403(a) of Regulation S-K.

In future filings, we will provide the full mailing, residence or business address of each beneficial owner of more than five percent of any class of our voting securities.

Transactions with Related Persons, page 14

5.	In future filings, please disclose your policies and procedures for the review, approval or ratification of any transactions with related persons as required by Item 404(b) of Regulation S-K.

On page 7 of our Definitive Proxy, as one of the listed duties of the Nominating and Corporate Governance Committee, we disclose our policies and procedures for the review, approval or ratification of any transactions with related persons.  We will continue to provide this disclosure in future filings, and will consider adding this disclosure to the section of the Definitive Proxy entitled “Transactions with Related Persons”.

We acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Donald W. Blair

Donald W. Blair
Vice President and Chief Financial Officer